================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------


                                SCHEDULE 14D-1/A
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 4)

                             -----------------------

                               ASA HOLDINGS, INC.
                                (Name of Issuer)

                              DELTA AIR LINES, INC.
                         DELTA AIR LINES HOLDINGS, INC.
                                 DELTA SUB, INC.
                                   (Bidders)
                             -----------------------

                          Common Stock, $0.10 Par Value
                         (Title of Class of Securities)
                             -----------------------

                                   04338Q 10 7
                      (CUSIP Number of Class of Securities)
                             -----------------------


                            Robert S. Harkey, Esquire
                     Senior Vice President - General Counsel
                              Delta Air Lines, Inc.
                    Hartsfield Atlanta International Airport
                                Atlanta, GA 30320
                                 (404) 715-2387

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidders)
                             -----------------------

                                 With Copies to:

                                 Joseph Rinaldi
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                               New York, NY 10017
                                 (212) 450-4000

                             -----------------------


                                February 22, 1999


      (Date Tender Offer First Published, Sent or Given to Security Holder)


================================================================================

     This Amendment No. 4 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on February 22, 1999, as amended and supplemented on March 3, 1999, March 5, 1999 and March 11, 1999 (the "Schedule 14D-1"), by (i) Delta Air Lines, Inc., a Delaware corporation ("Delta"), (ii) Delta Sub, Inc., a Georgia corporation and an indirect, wholly owned subsidiary of Delta ("Delta Sub") and (iii) Delta Air Lines Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of Delta, relating to the offer by Delta Sub to purchase all of the issued and outstanding shares (the "Shares") of common stock, $0.10 par value per share, of ASA Holdings, Inc., a Georgia corporation ("ASA"), at a price of $34.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 22, 1999 and in the related Letter of Transmittal, copies of which are attached as Exhibits
(a)(1) and (a)(2) to the Schedule 14D-1 (which are herein collectively referred to as the "Offer").

     Capitalized terms not separately defined herein shall have the meanings specified in the Schedule 14D-1.

Item 4. Source and Amount of Funds or Other Consideration

     Items 4(a)-(c) are hereby amended and supplemented as follows:

     Pursuant to a commitment letter dated March 4, 1999 (the "Commitment Letter"), Delta has obtained a commitment from The Chase Manhattan Bank ("Chase") to provide to Delta a senior unsecured term loan (the "Term Loan") of up to $500 million, the proceeds of which would be used to pay a portion of the funds required by Delta and Delta Sub to consummate the Offer and the Merger and to pay related fees and expenses. Chase will serve as administrative agent in respect of the Term Loan and Chase Securities Inc. ("CSI") will serve as lead arranger and book manager. The principal terms of the Term Loan, including the covenants and events of default thereunder, shall be substantially similar to those applicable to the 1997 Bank Credit Agreement.

       The Term Loan may be funded in two drawings: (i) on a date following the Expiration Date, in connection with the consummation of the Offer (the "First Drawdown Date"), and (ii) on a date following the consummation of the Merger (the "Second Drawdown Date"). Notwithstanding the foregoing, all unfunded commitments in respect of the Term Loan shall automatically terminate on the 120th day after the First Drawdown Date. All borrowings under the Term Loan will mature twenty-four months after the First Drawdown Date. All amounts outstanding under the Term Loan will bear interest, at Delta's option, at the base rate plus an applicable margin or at the Eurodollar rate plus an applicable margin (such Eurodollar borrowings being available to Delta in interest periods of 1, 2, 3 or 6 months). Interest payments on base rate borrowings shall be made quarterly in arrears, whereas interest payments on Eurodollar borrowings shall be made at the end of the interest period designated by Delta (but not less than once every three months, in the case of 6-month interest periods). The applicable margin to base rate and Eurodollar borrowings will vary between 0% and 1.00% (in the case of base rate borrowings) and between .625% and 2.00% (in the case of Eurodollar borrowings), in each case depending on the rating applicable to Delta's long term senior unsecured debt as established from time to time by Standard & Poor's and Moody's Investors Services. If such ratings are below BBB- (in the case of Standard & Poor's) and Baa3 (in the case of Moody's Investor Services), then Delta shall be required to maintain as of the last day of each fiscal quarter a ratio (determined on a rolling four-quarter basis) of (i) consolidated EBITDA plus aircraft operating rental expense to (ii) consolidated interest expense plus aircraft operating rental expense, of not less than 1.5 to 1.

       Chase's commitment to fund Delta on the First Drawdown Date is subject to a number of conditions, including (i) Chase's and CSI's completion of and satisfaction in all respects with a due diligence investigation of Delta, ASA and their respective subsidiaries, (ii) there not having been, since December 31, 1998, any material adverse change in the condition or operations of the Delta and its subsidiaries, considered as a whole (on a pro forma basis assuming consummation of the Offer and Merger), (iii) no information submitted to Chase and CSI, when considered as a whole with all such information so submitted, should prove to have been inaccurate, incomplete or misleading in any material respect, (iv) Chase and CSI not becoming aware after March 4, 1999 of any information or other matter (including any matter relating to financial models and underlying assumptions relating to any projections previously provided by Delta to Chase or CSI) that in their judgment is inconsistent in a material and adverse manner with any information or other matter disclosed to them prior to March 4, 1999, (v) there not having occurred a material disruption of or material adverse change in conditions in the financial, banking or capital markets that, in Chase's and CSI's reasonable judgment, could impair the syndication of the Term Loan, (vi) Chase's and CSI's satisfaction that, until the First Drawdown Date, there shall be no competing offering, placement or arrangement of any bank financing (including liquidity facilities) by or on behalf of Delta or any of its affiliates (other than ASA), (vii) preparation of satisfactory documentation relating to the Term Loan, (viii) consummation of the Offer, (ix) the receipt by Delta and/or ASA of all necessary governmental and third party consents and approvals in connection with the Term Loan and the Offer, and the expiration of all applicable waiting periods, except in each case to the extent that failure to obtain any such consent or approval would not have a material adverse effect on Delta, ASA and their respective subsidiaries considered as a whole (on a pro forma basis, assuming consummation of the Offer and the Merger), (x) the absence of any litigation, investigation or proceeding pending or threatened in any court or before any arbitrator or governmental instrumentality (A) with respect to which there is a reasonable possibility of an adverse decision that would be reasonably likely to have a material adverse effect on the condition or operations of Delta, ASA and their respective subsidiaries considered as a whole (on a pro forma basis, assuming consummation of the Offer and the Merger) or (B) that purports to affect the validity of the Term Loan, (xi) payment of all fees due to CSI and Chase under the Term Loan and (xii) other customary closing conditions.

       Chase's obligation to fund Delta on the Second Drawdown Date is contingent upon the consummation of the Merger (with the aggregate cash consideration paid to ASA shareholders in the Offer and the Merger not exceeding $750,000,000) and other customary conditions substantially similar to those that would be applicable to borrowings under the 1997 Bank Credit Agreement, including absence of any default and reaffirmation of representations and warranties, except representations and warranties relating to material adverse change and certain other matters. Delta may prepay the Term Loan in whole or in part at any time, subject to payment by Delta of customary "broken funding" costs, if any, associated with any prepayment of a Eurodollar loan other than at the end of the applicable interest period. The Commitment Letter also provides that Delta shall pay to Chase a commitment fee of 0.20% per annum on all unfunded commitments under the Term Loan facility for the period beginning on the date of execution of the definitive documentation for the Term Loan and ending on the date on which no unfunded commitments remain in place.

       The foregoing summary of certain provisions of the Commitment Letter does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Commitment Letter, a copy of which appears as Exhibit (b)(3) hereto.

Item 11.  Material to Be Filed as Exhibits

     Item 11 is hereby amended and supplemented as follows:

     (b)(3) Term Loan Commitment Letter from Chase Securities Inc. and The Chase Manhattan Bank to Delta Air Lines, Inc., dated as of March 4, 1999.

     After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


March 11, 1999                         DELTA AIR LINES, INC.


                                       By: /s/ Maurice W. Worth
                                          -------------------------------------
                                          Name:  Maurice W. Worth
                                          Title: Chief Operating Officer


                                       DELTA AIR LINES HOLDINGS, INC.


                                       By: /s/ Leslie P. Klemperer
                                          -------------------------------------
                                          Name:  Leslie P. Klemperer
                                          Title: Vice President and Secretary


                                       DELTA SUB, INC.


                                       By: /s/ Dean C. Arvidson
                                          -------------------------------------
                                          Name:  Dean C. Arvidson
                                          Title: Secretary

                                  EXHIBIT INDEX


Exhibit No.
-----------

(b)(3) Term Loan Commitment Letter from Chase Securities Inc. and The Chase Manhattan Bank to Delta Air Lines, Inc., dated as of March 4, 1999.